4/24/08

SECURI 08031581 ION

SEC Mail Processing Section APR 09 2008 Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. APR 9 2008 803

SEC FILE NUMBER
8-46500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vision Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broadhollow Road 3rd Floor

(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick DelDuca 631-547-7380

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPA's P.C.

(Name – if *individual, state last, first, middle name*)

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 29 2008 E THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dominick DelDuca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IRA B. KURTZBERG
NOTARY PUBLIC, State of New York
No. 52-7388075
Qualified in Suffolk County
Commission Expires May 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VISION SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2007

VISION SECURITIES, INC.

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and Board of Directors
Vision Securities, Inc.
Melville, New York

We have audited the accompanying statement of financial condition of Vision Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company had to cease operations as a broker/dealer for alleged non-compliance with net capital rule 15c-3-1 by the regulatory authorities. In addition, the Company has incurred losses and has had net capital deficiencies, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Vision Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
April 4, 2008

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

VISION SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:	
Cash	$936
Receivables from clearance account	54,132
Property and equipment, at cost,less accumulated depreciation of $6,163	9,252
Other assets	23,352
Total Assets	**$87,672**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	33,032
Total Liabilities	33,032
STOCKHOLDER'S EQUITY:	
Common stock - no par value; 200 shares authorized; 5 shares issued and outstanding	4,500
Additional paid-in capital	704,510
Accumulated deficit	(654,370)
Total Stockholder's Equity	54,640
Total Liabilities and Stockholder's Equity	**$87,672**

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$666,754
Other income	$35,458
Interest	1,886
	704,098
OPERATING EXPENSES:	
Salaries, commissions and related expenses	506,317
Clearance and exchange fees	46,707
Regulatory fees	22,464
Other operating expenses	54,211
Occupancy	51,057
Communications and data processing	18,265
Professional fees	101,857
Office expenses	16,963
Travel and entertainment	23,826
	841,667
NET LOSS	**($137,569)**

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance January 1, 2007	$150,809	$4,500	$663,110	($516,801)
Return of Capital	(134,100)	-0-	(134,100)	-0-
Additions to Paid-in Capital	175,500	-0-	175,500	-0-
Net Loss	(137,569)	-0-	-0-	(137,569)
Balance December 31, 2007	$54,640	$4,500	$704,510	($654,370)

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($137,569)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,886
Decrease in receivables from clearance account	25,500
Decrease in receivables from private placement	26,998
Increase in other assets	(15,168)
Decrease in accounts payable, accrued expenses and other liabilities	(69,332)
NET CASH USED IN OPERATING ACTIVITIES	(166,685)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(3,145)
NET CASH USED IN INVESTING ACTIVITIES	(3,145)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions of additional paid in capital	175,500
Payments for return of capital	(134,100)
NET CASH PROVIDED BY FINANCING ACTIVITIES	41,400
NET DECREASE IN CASH	(128,430)
CASH, BEGINNING OF YEAR	129,366
CASH, END OF YEAR	**$936**

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION AND BASIS OF PRESENTATION

Vision Securities, Inc. (the "Company") was incorporated in the State of New York in 1993. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company currently operates out of two locations: Melville, New York and Fort Lee, New Jersey. The Company had merged with Lantern Investments in July 1999.

On February 1, 2002, the issued and outstanding shares of common stock of the Company were sold by Lantern Investments, Inc. to GCG.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Securities Transactions

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis.. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Concentration of Credit Risk

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. The Company deposit balances may at times exceed federal insured limits. At December 31, 2007, the Company did have cash or cash equivalent balances at risk. The Company has not experienced any losses on such accounts.

Income Taxes

Income tax expense is computed on the pretax income for federal and state tax purposes based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Advertising Expense

All costs of advertising are expensed as incurred.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

3 - GOING CONCERN

During 2008, the Company had to cease operations as a broker/dealer for alleged non-compliance with Net Capital Rule, SEC Rule 15c-3-1. The Financial Industry Regulatory Authority (FINRA) had issued this ruling which the Company has since disputed. During its examination of the Company, FINRA did not allow certain contributions made in 2007 by an officer of the Company, who is a stockholder of Vision's Parent company, as additional paid-in capital for the computation of net capital. Therefore, during 2007, the Company did not meet its minimum net capital requirements. The Company feels that this is form over substance since the intent was to have the contribution treated as additional paid in capital for the Parent company. In addition, the Company incurred a net operating loss in the year ended December 31, 2007, and continues to have an accumulated deficit.

The Parent company has made a commitment to continue to fund the operations of Vision and supply adequate net capital according to SEC Rule 15c-3-1. The Company has hired a new compliance officer and management team, and has a plan to hire new employees and remarket the broker/dealer. In addition, there is anticipated funding from a transaction which management expects to close on shortly. The financial statements have been prepared on the assumption the Company will continue as a going concern.

Management is confident that it will have itself reinstated as a broker/dealer with the SEC and FINRA after responding to the ruling, and along with the marketing and hiring of new management, and additional funding, the Company believes it will achieve profitability, meet all net capital requirements, and institute compliance standards to avoid any net capital deficiencies in the future.

3 - GOING CONCERN (CONT'D).

If management is not able to be reinstated or is unable to maintain net capital requirements, the Company would be materially and adversely affected and there would be substantial doubt about the Company's ability to continue as a going concern.

4 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of December 31, 2007:

Commissions receivable	$ 6,636
Good faith deposits	47,496
	$ 54,132

5 - RECEIVABLE FROM PRIVATE PLACEMENT AND COMMISSION PAYABLE TO BROKER FROM PRIVATE PLACEMENT

During the year, the Company helped to raise funds for a private placement for which it received a commission.

At December 31, 2007, the Company had no commission receivables from private placement.

6 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had regulatory net capital of $22,036 which was $17,036 in excess of its minimum regulatory net capital requirement of $5,000. The company's net capital ratio was 1.50 to 1.

7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its primary office facilities in Melville, New York, under a noncancelable operating lease which provides for the tenant to pay all insurance and real estate tax escalations. Future minimum rental payments on this facility consist of $26,544 due for the year ending December 31, 2008.

In addition, at December 31, 2007, the Company has one month-to-month agreement for its New Jersey office space which is cancelable at any time. Total rent for this facility was $3,900 for the year ended December 31, 2007.

Litigation

The Company is currently involved in an arbitration case brought by a customer seeking damages from the Company to recover losses that occurred in his brokerage account. The Company is vigorously defending this arbitration. The Company currently is not in a position at this time to evaluate the likelihood of an unfavorable outcome. However, counsel feels the possibility of any loss over $25,000 is remote.

In addition, New Jersey Bureau of Securities has an administrative proceeding against the Company. The Bureau has alleged that the Company failed to notify it of FINRA's intent to suspend an officer of the Company for purportedly failing to comply with a settlement agreement. It should be noted that the suspension was an error according to management. Discovery is under way and a hearing is scheduled. The Company intends to vigorously defend itself. The Company currently cannot evaluate the likelihood of an unfavorable outcome. The Bureau is seeking a fine of $6,000 against the Company.

Management is of the opinion, after reviewing the actions, that the ultimate liability which might result from such action would not have a material effect on the Company's financial position or net capital. Accordingly, no provision has been made in these financial statements.

The Company is not aware of any other pending or threatened litigation related to the Company, the Company's business or the Company's officers and directors.

8 - CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

8 - CONCENTRATIONS OF CREDIT RISK (CONT'D).

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of December 31, 2007, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets is represented by a receivable from the Clearing Broker.

9 - PROVISION FOR INCOME TAXES

There was no provision for income taxes at December 31, 2007, since the Company has a loss from operations and has available net operating loss carryforwards. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach, the Company offsets any potential deferred tax benefit with a 100% valuation allowance.

VISION SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$54,640
Less: Non allowable assets		
Property and equipment	9,252	
Other assets	23,352	
		32,604
Net capital		$22,036
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $33,032 pursuant to Rule 15C3-1		$2,202
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		$17,036
EXCESS NET CAPITAL AT 1,000 %		$18,733
AGGREGATE INDEBTEDNESS		$33,032
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.50

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	Audit	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 936	$ -0-	(a)	$ 936
Receivables from clearance account	54,132	54,282	(b)	(150)
Receivables from non customers	-0-	23,352	(c)	(23,352)
Property and equipment, at cost, less accumulated depreciation of $6,163	9,252	8,994	(d)	258
Other assets	23,352	-0-	(c)	23,352
Total Assets	**$ 87,672**	**$ 86,628**		

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audit	Focus Report Unaudited		Difference
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$ 33,032	$ 24,901	(e)	$ 8,131
STOCKHOLDER'S EQUITY				
Common stock - no par value; 200 shares authorized; 5 shares issued and outstanding	4,500	4,500		-0-
Additional paid-in capital	704,510	704,510		-0-
Accumulated deficit	(654,370)	(647,283)	(f)	(7,087)
Total Stockholder's Equity	54,640	61,727		
Total Liabilities and Stockholder's Equity	**$ 87,672**	**$ 86,628**		

(a) Adjustment to write-off stale check and reclass of check being held by the company (not outstanding).
(b) Adjustment to correct trade date accrual.
(c) Adjustment for reclass to other assets.
(d) Adjustment to capitalize computer purchase and record depreciation.
(e) Adjustment to accrue additional 2007 expenses and reclass of check being held by company.
(f) Summary of difference listed above.

VISION SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2007

Net capital as reported on the Focus Report, Part IIA	$ 29,381
Adjustments	7,345
Net capital as adjusted and as reported per audited financial statements	$ 22,036

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Vision Securities, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Vision Securities, Inc.
Melville, New York

In planning and performing our audit of the financial statements of Vision Securities, Inc. ("The Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miceli & Koenig

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
April 4, 2008

END